Snipp Interactive Reports Financial Results for Q3 2018

TORONTO, Nov. 28, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce its financial results for Q3 2018. All results are reported under International Financial Reporting Standards ("IFRS") and in US dollars. A copy of the complete unaudited interim financial statements and management's discussion and analysis are available on SEDAR (www.sedar.com).

Q3 2018 Highlights

(Refer to Non-GAAP Measures, Gross Margin, EBITDA and Bookings Backlog discussion below)

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EBITDA in Q3 2018 improved by 1645% compared to Q3 2017, an EBITDA improvement of $236,911. Q3 2018 EBITDA was $0.25MM vs Q3 2017 EBITDA of $0.01MM.

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EBITDA in the nine months ended September 30, 2018 improved by 48% compared to the nine months ended September 30, 2017, an EBITDA improvement of $811,176. For the nine months ended September 30, 2018 EBITDA loss was $0.89MM compared to the nine months ended September 30, 2017 EBITDA loss of $1.70MM.

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Bookings for Q3 2018 improved by 42% compared to Q3 2017, an improvement of $1.13MM. Q3 2018 Bookings were $3.82MM vs Q3 2017 Bookings of $2.69MM.

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Bookings for the nine months ended September 30, 2018 improved by 19% compared to the nine months ended September 30, 2017, an improvement of $1.77MM. Bookings for the nine months ended September 30, 2018 were $10.94MM vs Bookings for the nine months ended September 30, 2017of $9.17MM

•

The Company generated positive cash flows from Operating Activities during the three months ended September 30, 2018 of $219,187 compared to negative cash flows from Operating Activities during the three months ended September 30, 2017 of -$1,660,528. An improvement of 858% or $1,879,715.

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Cash flows used in Operating Activities during the nine months ended September 30, 2018 improved by 90% or $2,456,254 compared to the nine months ended September 30, 2017. Cash flows used in Operating Activities during the nine months ended September 30, 2018 of -$260,411 compared to -$2,456,254 during the nine months ended September 30, 2017.

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Revenue for Q3 2018 decreased by 20% compared to Q3 2017. Revenue for Q3 2018 was $2.94MM compared to revenue for Q3 2017 of $3.70MM. However, this decrease was due to a significant increase in higher margin revenue, which is recognized over a longer time period. As a result, while total revenue realized in the quarter decreased, this was offset by much higher margins and lower operating expenses, resulting in a 1645% increase in EBITDA in Q3 2018 compared to Q3 2017. Gross margin in Q3 2018 was 76% compared to 69% in Q3 2017.

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Revenue for the nine months ended September 30, 2018 decreased by 2% compared to the nine months ended September 30, 2017. Revenue for the nine months ended September 30, 2018 was $8.84MM compared to revenue for the nine months ended September 30, 2017 of $9.04MM.

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Bookings Backlog stood at $8.5MM at September 30, 2018, an 11% increase from Q3 2017 of $7.7MM.

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The Company continued to focus on cost improvements from its integration efforts, resulting in the following Q3 2018 cost savings compared to Q3 2017:

-  Salaries and compensation expenses decreased by approximately US $586k or 26%;

-  General and administrative expenses decreased by approximately US $43k or 16%;

•

The following are cost savings recognized in the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017:

-  Salaries and compensation expenses decreased by approximately US $1473k or 21%;

-  General and administrative expenses decreased by approximately US $130k or 15%;

-  Professional fees decreased by approximately US $29k or 16%;

•

Completed the acquisition of Ziploop Inc., a leading machine learning and artificial intelligence based promotions, loyalty and influencer marketing platform. The integration is scheduled to be completed by the end of 2018 with the full effects on further cost savings visible from Q1 2019 onwards.

“We are very pleased that our strategy is working. Achieving a cash flow profitable quarter in Q3 2018 showed the positive impact that higher margin revenue is going to have in the future. Our transition to longer-term, higher margin contracts is now three years in the making, starting in 2015 with our two acquisitions and the subsequent integration activities we began in earnest in 2016. During this period, we have seen many of our competitors fall by the wayside, faced considerable investor skepticism and watched our share price languish – ironically, while our growing list of Fortune 500 customers expanded their business with us. Today, those relationships are flourishing, resulting in an increasing number of longer-term, higher margin contracts. We consider this quarter to be a touchstone for the kind of leverage our model possesses, with margins solidly in the 70%+ range as our recurring revenue grows. We are looking forward to beginning our long-anticipated profitable growth curve and, as part of that process, unlocking the value that has been missing from our stock. We are very excited to begin a new era, with visibility farther into the future than at any time in our history,” said Atul Sabharwal, Founder & CEO of Snipp.

CONFERENCE CALL DETAILS:

Snipp management will host a conference call and live webcast for analysts and investors on Wednesday, November 28, 2018 at 10:00AM Eastern Time (US) to discuss the Company’s financial results.

To listen to the live conference call, parties in the United States and Canada should dial 877-260-1479, access code 8251153. International parties should call +1 334-323-0522 using the same access code 8251153. Please dial in approximately 15 minutes prior to the start of the call.

A live and archived webcast of the conference call will be accessible on the “Investors” section of the Company’s website under “Presentations” at www.snipp.com. To access the live webcast, please log in 15 minutes prior to the start of the call to download and install any necessary audio software.

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin and EBITDA. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations.

Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

EBITDA

Snipp defines earnings before interest, taxes, depreciation and amortization (“EBITDA”) as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, depreciation and amortization (interest and taxes are not included in the Company’s operating expenses).

Gross Margin

Snipp defines Gross Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

Bookings Backlog

Snipp defines Bookings Backlog as future revenue from existing customer contracts to be recognized in future quarters. Bookings get translated into revenues based on IFRS principles and the Bookings Backlog reflects how revenues in future quarters are steadily being booked today.

The Following are calculations of EBITDA:

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
	USD	USD	USD	USD
Net loss before interest, foreign exchange and taxes	(284,244)	(589,284)	(2,559,912)	(3,432,070)

Amortization of intangibles	485,723	441,462	1,433,665	1,259,911
Depreciation of equipment	7,860	11,367	22,388	35,956
Stock-based compensation	41,975	150,858	212,219	433,387

EBITDA	251,314	14,403	(891,640)	(1,702,816)

The Following are calculations of Gross Margin:

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
	USD	USD	USD	USD
Revenue	2,944,231	3,701,586	8,836,090	9,035,693

Less:
Campaign infrastructure	700,656	1,146,200	3,210,525	2,515,682

Gross Margin	2,243,575	2,555,386	5,625,565	6,520,011

Q3 2018 Financials

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars) (Unaudited)

As at

	September 30, 2018	December 31, 2017

ASSETS

Current
Cash	$1,377,700	$386,630
Accounts receivable, net of allowance for doubtful accounts of $24,693 (2017 – $24,693)	3,231,326	3,815,278
Deposits, prepaid expenses and other assets	629,064	498,151

	5,238,090	4,700,059

Equipment	51,028	66,329
Unallocated Purchase Price – Ziploop	525,000	-
Intangible assets	4,477,403	5,121,845
Goodwill	3,343,129	3,343,129

	$13,634,650	$13,231,362

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$2,890,856	$2,542,885
Deferred revenue	796,950	959,881
Due to related parties	70,870	44,972
Working Capital Line of Credit	-	933,159

	3,758,676	4,480,897

Shareholders’ equity
Common shares	29,523,285	26,186,684
Warrants	421,796	421,796
Contributed surplus	5,082,318	4,797,541
Deficit	(23,988,539)	(21,395,878)
Accumulated other comprehensive loss	(1,162,886)	(1,259,678)

	9,875,974	8,750,465

	$13,634,650	$13,231,362

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

(Unaudited)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017

REVENUE	$2,944,231	$3,701,586	$8,836,090	$9,035,693

EXPENSES
Salaries and compensation	1,655,686	2,241,702	5,420,830	6,893,986
General and administrative	218,685	261,645	729,390	859,491
Campaign infrastructure	700,656	1,146,200	3,210,525	2,515,682
Professional fees	27,871	6,208	157,197	186,692
Marketing and investor relations	42,464	15,025	119,628	79,676
Travel	45,844	16,403	88,449	55,140
Bad debt expense	1,711	-	1,711	147,842
Amortization of intangibles	485,723	441,462	1,433,665	1,259,911
Depreciation of equipment	7,860	11,367	22,388	35,956
Stock-based compensation	41,975	150,858	212,219	433,387
	3,228,475	4,290,870	11,396,002	12,467,763

Net loss before interest, foreign exchange and taxes	(284,244)	(589,284)	(2,559,912)	(3,432,070)

Interest income (expense)	835	(15,704)	(7,798)	(72,354)
Foreign exchange gain (loss)	9,176	(32,239)	3,235	(55,149)
Provision for taxes	(14,895)	-	(28,186)	-
Net loss for the period	(289,128)	(637,227)	(2,592,661)	(3,559,573)
OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	86,556	(47,867)	96,792	24,018
Comprehensive loss for the period	$(202,572)	$(685,094)	$(2,495,869)	$(3,535,555)
Basic and diluted loss per common share	$(0.00)	$(0.00)	$(0.01)	$(0.02)
Weighted average number of common shares outstanding – basic and diluted	217,252,775	177,536,675	204,690,208	150,784,635

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

(Unaudited)

	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(289,128)	$(637,227)	$(2,592,661)	$(3,559,573)
Items not involving cash:
Amortization of intangibles	485,723	441,462	1,433,665	1,259,911
Depreciation of equipment	7,860	11,367	22,388	35,956
Stock-based compensation	41,975	150,858	212,219	433,387
Changes in non-cash working capital items:
Accounts receivable	(348,482)	(317,151)	583,952	509,177
Deposits, prepaid expenses and other assets	310,494	(24,102)	(130,913)	(389,983)
Accounts payable and accrued liabilities	(24,039)	(127,643)	347,972	(80,144)
Deferred revenue	(13,931)	(1,160,802)	(162,931)	(897,143)
Due to related parties	48,715	2,710	25,898	(28,253)

Net cash flows used in operating activities	219,187	(1,660,528)	(260,411)	(2,716,665)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to equipment	(739)	(1,689)	(7,088)	(4,335)
Cash paid for acquisition of Ziploop	(25,000)	-	(25,000)	-
Additions to intangible assets	(242,521)	(343,620)	(789,223)	(1,048,438)

Net cash flows used in investing activities	(268,260)	(345,309)	(821,311)	(1,052,773)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	-	-	3,018,950	3,375,076
Share issuance costs	-	-	(109,791)	(19,927)
Repayment of working capital line of credit	-	(270,846)	(933,159)	(1,172,163)

Net cash flows provided by financing activities	-	(270,846)	1,976,000	2,182,986

Effect of exchange rate changes on cash	86,556	(47,867)	96,792	24,018

Change in cash for the period	37,483	(2,324,550)	991,070	(1,562,434)

Cash and cash equivalents, beginning of period	1,340,217	3,137,735	386,630	2,375,619

Cash and cash equivalents, end of period	$1,377,700	$813,185	$1,377,700	$813,185

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. Snipp is ranked amongst the top 500 fastest growing companies in North America on Deloitte’s Technology Fast 500™, for the third year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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